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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                       SEC File Number: 1-12163
                                                       CUSIP Number: 54042L100

(CHECK ONE):
/X/ Form 10-K and Form 10-KSB   / / Form 20-F   / / Form 11-K
/ / Form 10-Q and Form 10-QSB   / / Form N-SAR

     For Period Ended:  December 31, 1998
                      ---------------------------------------
     / / Transition Report on Form 10-K
     / / Transition Report on Form 20-F
     / / Transition Report on Form 11-K
     / / Transition Report on Form 10-Q
     / / Transition Report on Form N-SAR
     For Transition Period Ended: ___________________________

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: The Loewen Group Inc.

Former Name if Applicable:

Address of Principal Executive Office (STREET AND NUMBER)

     4126 Norland Avenue
     Burnaby, British Columbia V5G 3S8 CANADA
     CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and

     /X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, 10-QSB and N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due primarily to the lateness of the revised lending agreements on March 30, 1999 and the asset disposal closing on March 31, 1999, the Company was unable to deliver financial statements to its independent auditors in a timely manner, and the auditors were therefore unable to complete their audit procedures by March 31, 1999.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification

     Dwight K. Hawes                 604                     299-9321
--------------------------     ---------------     ----------------------------
         (Name)                  (Area Code)            (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding
12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s).                                          /X/ Yes / / No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?               /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 31, 1999, the Company reported a net loss of $599 million for 1998, as compared to net earnings of $41.8 million for 1997. The 1998 results include a pre-tax asset impairment loss of $333.9 million as a result of actual and probable sales of properties in early 1999. The 1998 results also include a pre-tax charge of $315.2 million for the writedown of a significant portion of the Company's investments in Prime Succession and Rose Hills and an accrual of contingent losses related to potential future purchase obligations thereon.


                              The Loewen Group Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1999            By:  /s/ Dwight K. Hawes
       ----------------------       -----------------------------------
                                     Dwight K. Hawes,
                                     Senior Vice-President, Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

         Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                              [KPMG LLP Letterhead]

Statement of Independent Auditors

We are unable to furnish the required independent auditors' report on financial statements of The Loewen Group Inc. and certain subsidiaries as of and for the year ended December 31, 1998, due to the fact that our audit procedures have not been completed.

/s/ KPMG LLP

KPMG LLP
Vancouver, British Columbia
March 31, 1999